82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02030592

REGISTRANT'S NAME OTT Exploration Production

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3627 FISCAL YEAR 12-31-01

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/28/02

REPORT OF AUDITOR AND FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(TRANSLATION)

REPORT OF AUDITOR

TO : THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The State Audit Office has audited the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2001 and 2000, the related consolidated and the Company statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management as to their correctness and the completeness of the presentation. The responsibility of the State Audit Office is to express an opinion on these financial statements based on its audits and other auditors' reports. Other auditors have audited the financial statements of the joint venture projects which are jointly invested between PTT Exploration and Production Public Company Limited and other companies, and between the subsidiaries or associated companies and other companies. The State Audit Office received audit reports of other auditors and used them as a basis in auditing and expressing an opinion on the consolidated and the Company financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2001 constitute 76.24%, 5.60% and 16.26%, respectively of the consolidated totals, and 69.38%, 6.10% and 15.18%, respectively of the Company totals.

The State Audit Office conducted the audits in accordance with generally accepted auditing standards. Those standards require that the State Audit Office plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The State Audit Office believes that the audit provides a reasonable basis for the opinion.

In the opinion of the State Audit Office, based on its audit and the reports of other auditors, the consolidated and the Company financial statements referred to above present fairly, in all material respects, the consolidated and the Company financial position of PTT Exploration and Production Public Company Limited and its subsidiaries as at December 31, 2001 and 2000, the results of the consolidated and the Company operations, changes in the consolidated and the Company shareholders' equity and the consolidated and the Company cash flows for the years then ended, in conformity with generally accepted accounting principles.

Without qualifying opinion on the financial statements, the State Audit Office draws attention to Note 3 in the financial statements with regard to changing of its accounting policy for its investment in Taninthayi Pipeline Company LLC from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments were originally in compliance with this new accounting policy.

(Signed) *Jaruvan Maintaka*

(Jaruvan Maintaka)

Auditor General

(Signed) *Prungsri Chobtham*

(Prungsri Chobtham)

Auditor in charge

สำนักงานการตรวจเงินแผ่นดิน

The State Audit Office

February 18, 2002

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2001 AND 2000

Unit : Baht

	Notes	Consolidated 2001	Consolidated 2000 Restated	The Company 2001	The Company 2000 Restated
Assets					
Current Assets					
Cash and cash equivalents	4	15,208,723,683	16,526,578,699	7,850,262,318	9,354,694,793
Trade receivables	5	2,935,159,825	2,865,451,060	1,993,223,296	2,171,734,852
Trade receivable-parent company	16	516,836,803	-	-	-
Short-term loans and advances to related parties		-	-	240,369	7,173,219
Inventories		17,886,218	20,056,131	16,393,191	17,632,026
Meterials and supplies-net	6	940,386,367	566,928,651	803,306,101	454,851,602
Other current assets :					
Working capital from co-venturers		26,502,678	33,147,473	4,499,477	-
Trade receivable - others		467,451,843	365,240,633	152,619,848	179,022,765
Accrued interest receivable		67,284,046	49,149,549	36,788,327	55,036,953
Other current assets		201,789,644	103,291,160	277,713,808	93,258,578
Total Current Assets		**20,382,021,107**	**20,529,843,356**	**11,135,046,735**	**12,333,404,788**
Non-current assets					
Investments accounted for under equity method	7.1	11,348,085,123	1,376,074,372	16,735,970,387	10,386,363,740
Long-term loan to related parties	7.3	-	-	3,943,362,579	3,897,983,235
Property, Plant and Equipment-net	9	44,509,654,158	41,058,185,344	28,640,786,666	24,774,200,289
Intangible assets		304,303,417	103,314,412	304,303,417	103,314,412
Deferred Income Taxes	10.1	607,571,970	629,631,624	-	-
Other non-current assets					
Prepaid expenses	11	505,938,815	208,266,976	-	-
Deferred of bonds issuing expenses		49,567,547	66,244,922	22,297,616	32,958,622
Other non-current assets		4,597,554	9,258,679	4,549,674	9,222,399
Total non-current assets		**57,329,718,584**	**43,450,976,329**	**49,651,270,339**	**39,204,042,697**
Total Assets		**77,711,739,691**	**63,980,819,685**	**60,786,317,074**	**51,537,447,485**

The accompanying notes are an integral part of these statements.

(Signed) Chitrapongse Kwangsukstith
(Chitrapongse Kwangsukstith)
President

(Signed) Yongyos Krongphanich
(Yongyos Krongphanich)
Senior Manager, Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2001 AND 2000

Unit : Baht

	Notes	Consolidated 2001	Consolidated 2000 Restated	The Company 2001	The Company 2000 Restated
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payables		987,788,081	720,661,545	732,279,020	566,667,060
Current portion of long-term loans	12	6,217,985,000	3,110,275,360	6,217,985,000	3,110,275,360
Working capital to co-venturers		40,222,971	45,176,421	37,845,388	41,175,427
Accrued expenses		2,463,340,699	1,406,831,210	2,192,215,188	1,280,741,485
Accrued interest payable		952,034,734	831,692,954	782,913,378	666,079,479
Income tax payable		3,927,060,308	3,622,199,730	3,894,295,480	3,571,263,298
Other current liabilities		121,486,895	163,019,481	94,494,282	137,643,761
Total Current Liabilities		**14,709,918,688**	**9,899,856,701**	**13,952,027,736**	**9,373,845,870**
Non-current liabilities					
Long-term Loans	13	-	1,876,590,720	-	1,876,590,720
Bonds	14	17,440,396,495	21,077,433,192	8,573,723,529	12,395,889,075
Deferred tax liabilities	10.1	7,509,116,903	5,964,685,050	6,802,072,159	5,480,819,820
Other non-current liabilities					
Deferred income	15	6,816,065,417	2,857,826,070	-	-
Other non-current liabilities		118,325,134	8,935,063	118,325,134	8,935,064
Total non-current liabilities		**31,883,903,949**	**31,785,470,095**	**15,494,120,822**	**19,762,234,679**
Total liabilities		**46,593,822,637**	**41,685,326,796**	**29,446,148,558**	**29,136,080,549**
Shareholders' Equity					
Share capital	16				
Registered capital					
654.4 million ordinary shares of Baht 5 each		3,272,000,000	3,272,000,000	3,272,000,000	3,272,000,000
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences		(222,251,462)	(105,874,047)	-	-
Retained earnings					
Appropriated					
Legal reserve		327,200,000	327,200,000	327,200,000	327,200,000
Reserve for expansion		6,204,000,000	3,728,000,000	6,204,000,000	3,728,000,000
Proposed dividend		3,912,000,000	1,956,000,000	3,912,000,000	1,956,000,000
Unappropriated		6,077,888,516	1,571,086,936	6,077,888,516	1,571,086,936
Total Shareholders' Equity		**31,117,917,054**	**22,295,492,889**	**31,340,168,516**	**22,401,366,936**
Total Liabilities and Shareholders' Equity		**77,711,739,691**	**63,980,819,685**	**60,786,317,074**	**51,537,447,485**

The accompanying notes are an integral part of these statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Unit : Baht

	Notes	Consolidated		The Company	
		2001	2000 Restated	2001	2000 Restated
Revenues					
Sales		27,518,264,494	21,518,713,827	21,882,897,923	19,753,686,959
Revenue from pipeline transportation		662,823,250	176,115,684	-	-
Other revenues :					
Interest income		744,472,898	508,450,892	536,966,310	618,975,441
Other revenues	17	302,194,132	214,441,297	154,229,630	120,067,057
Share of profit from investments accounted for under equity method		82,455,601	-	3,749,606,647	-
Total revenues		**29,310,210,375**	**22,417,721,700**	**26,323,700,510**	**20,492,729,457**
Expenses					
Production expenses		2,479,325,694	2,536,293,679	1,877,268,451	1,971,625,774
Exploration expenses		232,963,011	201,792,477	102,859,443	58,040,341
General administrative expenses		1,089,192,184	847,227,847	877,976,721	672,727,570
Petroleum royalties		3,199,077,595	2,606,748,825	2,734,105,024	2,469,210,870
Other expenses :					
Loss on foreign exchange	18	145,304,051	972,232,663	198,466,227	984,138,227
Depreciation		3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
Director's remuneration		4,896,256	3,949,930	4,896,256	3,949,930
Other expenses		362,018,346	640,778,438	351,984,620	521,348,463
Share of loss from investments accounted for under equity method		-	73,985,928	-	438,076,037
Total expenses		**10,844,451,756**	**11,059,481,471**	**8,981,745,367**	**9,929,171,972**
Income before interest and income taxes		**18,465,758,619**	**11,358,240,229**	**17,341,955,143**	**10,563,557,485**
Interest expenses		1,837,188,925	1,924,094,872	1,156,163,910	1,325,642,506
Income taxs	10.2	5,733,768,114	4,232,874,537	5,290,989,653	4,036,644,159
Net income		**10,894,801,580**	**5,201,270,820**	**10,894,801,580**	**5,201,270,820**
Earnings per share					
Basic earnings per share		16.71	7.98	16.71	7.98

The accompanying notes are an integral part of these statements.

(TRANSLATION)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Notes	Share capital Issued and paid-up	Share premium	Currency translation Difference	Legal reserve	Reserve for expansion	Proposed dividend	Retained (loss) earnings	Total
Balance - beginning of year 2000		**3,260,000,000**	**11,559,080,000**	-	**327,200,000**	**1,877,000,000**	-	**367,708,888**	**17,390,988,888**
Cumulative effect of the change in accounting policy	3	-	-	(5,126,444)	-	-	-	(190,892,772)	(196,019,216)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	(5,126,444)	327,200,000	1,877,000,000	-	176,816,116	17,194,969,672
Net income		-	-	-	-	-	-	5,433,132,238	5,433,132,238
Reserve for expansion		-	-	-	-	1,851,000,000	-	(1,851,000,000)	-
Proposed dividend		-	-	-	-	-	1,956,000,000	(1,956,000,000)	-
Balance - end of year 2000		**3,260,000,000**	**11,559,080,000**	**(5,126,444)**	**327,200,000**	**3,728,000,000**	**1,956,000,000**	**1,802,948,354**	**22,628,101,910**
Cumulative effect of the change in accounting policy	3	-	-	(100,747,603)	-	-	-	(231,861,418)	(332,609,021)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	(105,874,047)	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,295,492,889
Currency translation differences		-	-	(116,377,415)	-	-	-	-	(116,377,415)
Net income		-	-	-	-	-	-	10,894,801,580	10,894,801,580
Reserve for expansion		-	-	-	-	2,476,000,000	-	(2,476,000,000)	-
Dividend paid		-	-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
Proposed dividend		-	-	-	-	-	3,912,000,000	(3,912,000,000)	-
Balance - end of year 2001		**3,260,000,000**	**11,559,080,000**	**(222,251,462)**	**327,200,000**	**6,204,000,000**	**3,912,000,000**	**6,077,888,516**	**31,117,917,054**

(TRANSLATION)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Unit : Baht

	Notes	Share capital Issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Proposed dividend	Retained earnings	Total
Balance - beginning of year 2000		**3,260,000,000**	**11,559,080,000**	**327,200,000**	**1,877,000,000**	-	**367,708,888**	**17,390,988,888**
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(190,892,772)	(190,892,772)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	327,200,000	1,877,000,000	-	176,816,116	17,200,096,116
Net income		-	-	-	-	-	5,433,132,238	5,433,132,238
Reserve for expansion		-	-	-	1,851,000,000	-	(1,851,000,000)	-
Proposed dividend		-	-	-	-	1,956,000,000	(1,956,000,000)	-
Balance - end of year 2000		**3,260,000,000**	**11,559,080,000**	**327,200,000**	**3,728,000,000**	**1,956,000,000**	**1,802,948,354**	**22,633,228,354**
Cumulative effect of the change in accounting policy	3	-	-	-	-	-	(231,861,418)	(231,861,418)
Balance - beginning after adjustment		3,260,000,000	11,559,080,000	327,200,000	3,728,000,000	1,956,000,000	1,571,086,936	22,401,366,936
Currency translation differences		-	-	-	-	-	-	-
Net income		-	-	-	-	-	10,894,801,580	10,894,801,580
Reserve for expansion		-	-	-	2,476,000,000	-	(2,476,000,000)	-
Dividend paid		-	-	-	-	(1,956,000,000)	-	(1,956,000,000)
Proposed dividend		-	-	-	-	3,912,000,000	(3,912,000,000)	-
Balance - end of year 2001		**3,260,000,000**	**11,559,080,000**	**327,200,000**	**6,204,000,000**	**3,912,000,000**	**6,077,888,516**	**31,340,168,516**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Unit : Baht

	Consolidated		The Company	
	2001	2000 Restated	2001	2000 Restated
Cash flows from operating activities				
Net Income	10,894,801,580	5,201,270,820	10,894,801,580	5,201,270,820
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for under equity method	(82,455,601)	73,985,928	(3,749,606,647)	438,076,037
Depreciation	3,331,674,619	3,176,471,684	2,834,188,625	2,810,054,760
Amortization of deferred charges	10,585,658	9,604,404	10,585,659	9,604,404
Amortization of bonds issuing expenses	16,677,375	73,146,418	10,661,007	67,263,543
Bond discount	1,108,849	1,108,849	-	-
Amortization of exploration costs	125,466,860	119,761,683	8,447,575	452,703
(Gain) loss on disposal of assets	(3,203,138)	539,341,697	(3,339,860)	428,578,070
(Gain) loss on disposal of material	(415,785)	7,032,375	(415,785)	7,032,375
Deferred income taxes	1,556,293,101	517,938,438	1,321,252,338	358,836,646
Unrealized loss on foreign exchange	427,092,347	1,609,667,268	312,985,427	1,506,357,775
	16,277,625,865	**11,329,329,564**	**11,639,559,919**	**10,827,527,133**
Changes in assets and liabilities				
(Increase) in accounts receivable - trade	(68,437,113)	(1,461,828,894)	178,511,556	(791,310,099)
(Increase) in accounts receivables-parent company	(516,836,803)	-	-	-
(Increase) Decrease in advance to related parties	-	-	6,932,850	(6,790,327)
Decrease in inventories	2,169,912	7,376,630	1,238,835	9,228,673
(Increase) in materials and supplies - net	(372,356,933)	(29,409,725)	(348,038,714)	(29,729,005)
(Increase) Decrease in working capital from co-venturers	8,183,855	(11,181,346)	(4,894,682)	-
(Increase) Decrease in accounts receivable - others	(95,464,062)	(56,822,533)	26,402,918	59,531,600
(Increase) Decrease in accrued interest receivable	(18,819,617)	31,313,133	18,293,886	20,947,354
(Increase) in other current assets	(98,890,188)	(21,375,972)	(184,455,230)	(14,696,988)
Decrease in account reeivable-co-venturers	-	69,199,169	-	-
(Increase) in prepaid expenses	(297,676,131)	(178,652,211)	-	-
(Increase) Decrease in other assets	4,661,126	(1,571,429)	4,672,725	(1,571,429)
Increase (Decrease) in accounts payable	262,069,025	261,313,655	165,611,960	268,014,484

The accompanying notes are an integral part of these statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Unit : Baht

	Consolidated		The Company	
	2001	2000 Restated	2001	2000 Restated
Changes in assets and liabilities (continued)				
(Decrease) in working capital to co-venturers	(4,143,981)	9,687,596	(1,788,353)	9,073,649
Increase in accrued expenses	1,067,000,550	504,795,095	918,729,316	396,467,222
Increase in accrued interest payable	114,503,476	166,379,127	110,773,071	142,925,516
Increase in income tax payable	304,915,325	1,690,249,224	323,032,182	1,870,236,079
(Decrease) in other current liabilities	(42,642,155)	(244,429,200)	(43,586,669)	34,415,432
Increase in deferred income	3,953,227,912	2,408,149,574	-	-
Increase in other liabilities	109,390,070	4,437,499	109,390,070	4,437,499
	4,310,854,268	**3,147,629,392**	**1,280,825,721**	**1,971,179,660**
Net cash provided by operating activities	**20,588,480,133**	**14,476,958,956**	**12,920,385,640**	**12,798,706,793**
Cash flows from investing activities				
(Increase) in investments accounted for under equity method	(9,889,555,150)	(1,450,060,288)	(2,600,000,000)	(3,160,436,336)
Loan to related parties	-	-	4,203,993	1,756,067,141
(Decrease) in Promissory notes	-	-	-	(2,096,491,519)
(Increase) in property, plant and equipment - net	(6,852,820,718)	(3,241,094,323)	(6,705,882,717)	(2,582,185,688)
(Increase) in intangible assets	(211,574,664)	(49,385,657)	(211,574,664)	(49,385,657)
Net cash (used in) investing activities	**(16,953,950,532)**	**(4,740,540,268)**	**(9,513,253,388)**	**(6,132,432,059)**
Cash flows from financing activities				
(Increase) bond issuing expenses	-	(250,300)	-	-
(Decrease) in long-term loans	(2,814,886,080)	(1,877,948,040)	(2,814,886,080)	(1,877,948,040)
Dividend paid	(1,955,562,810)	(487,957,875)	(1,955,562,810)	(487,957,875)
Net cash (used in) financing activities	**(4,770,448,890)**	**(2,366,156,215)**	**(4,770,448,890)**	**(2,365,905,915)**
Net increase (decrease) in cash and cash equivalents	(1,135,919,289)	7,370,262,473	(1,363,316,638)	4,300,368,819
Cash and cash equivalents at beginning of the year	**16,526,578,699**	**8,898,398,959**	**9,354,694,793**	**5,040,196,665**
	15,390,659,410	16,268,661,432	7,991,378,155	9,340,565,484
Effects of exchange rate changes	(181,935,727)	257,917,267	(141,115,837)	14,129,309
Cash and cash equivalents at end of the year	**15,208,723,683**	**16,526,578,699**	**7,850,262,318**	**9,354,694,793**
Supplementary cash flow information				
Net cash paid during the year for				
Interest expenses	1,719,525,829	1,819,353,856	1,040,946,579	1,207,912,731
Income taxes	3,871,637,248	2,038,494,722	3,646,705,132	1,807,571,435

The accompanying notes are an integral part of these statements.

1. Basis of Presentation of Financial Statements

The consolidated financial statements include the financial statements of PTT Exploration and Production Public Company Limited (PTTEP) and its 5 subsidiaries, PTTEP International Limited (PTTEPI), PTTEP Offshore Investment Company Limited (PTTEPO), PTB Partner Company Limited (PTB), PTTEP Kim Long Vietnam Company Limited (PTTEPKV) and PTTEP Southwest Vietnam Company Limited (PTTEPSV) accounted for by the equity method, and 2 jointly controlled entities, Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC) accounted for by the equity method in financial statement of the Company but proportionate consolidation in the consolidated financial statement. Transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statements.

PTTEP and its subsidiary companies record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the Company, as discussed in Note 19.

2. Summary of Significant Accounting Policies

2.1 Income Recognition

Sales are recognized when products are handed over to the customer.

Interest income is recognized on the basis of percentage of period, taking into account the effective yield on the asset.

Revenues other than the above mentioned are recognized on an accrual basis.

2.2 Inventories

Inventories are valued at the lower of weighted average cost or net realizable value.

2.3 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

2.4 Investment in Subsidiary, Associated Companies, and Jointly Controlled Entities

Investments in subsidiary, associated and jointly controlled entities (in financial statement of the Company) are accounted for under the equity method. Losses on investments in subsidiary, associated and jointly controlled entities in excess of the cost of the investment are presented as a separate item in liabilities when the Company has incurred obligations or guaranteed obligations in respect of them.

The Company accounted for investment in associated companies by the acquisition cost and amortized the difference between the cost of an acquisition and the fair value of net assets of associated companies in proportion to the interest held by the Company over the estimated useful life of assets in associated companies.

2.5 Oil and Gas Properties

The Company follows the successful efforts method in accounting for its oil and gas exploration and production activities as follows:

- Acquisition costs of concession rights are capitalized.
- Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.
- Exploratory drilling costs (both tangible and intangible) are initially capitalized. If exploratory wells do not establish proved reserves or are determined to be economically unsuccessful, the related costs are charged as expenses.
- Development costs, irrespective of whether relating to development wells or unsuccessful development wells, are capitalized.

2.6 Borrowing Costs

Interest incurred on loans attributable to the construction of an asset is capitalized as part of the cost of that asset until construction is substantially completed.

2.7 Property, Plant and Equipment

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and provision for impairment of assets.

Depreciation, depletion and amortization relating to proved oil and gas properties are calculated under the unit of production method, which is based on estimated proved recoverable reserves. Changes in reserve estimates are recognized prospectively.

Depreciation of transportation pipeline of Yadana and Yetagun project is calculated on the straight-line method with an estimated useful life of 30 years.

Depreciation of other properties is determined on the straight-line method at rates ranging from 5% to 20% per annum.

2.8 Intangible Assets

This account consists of licenses for computer software. It is presented at cost minus accumulated amortization. The licenses are amortized on the straight-line method over the life of the contract, but not more than 10 years.

2.9 Deferred Tax Assets

The Company records the deferred income tax arising from temporary differences between the net book value of assets and their value for tax purposes. Deferred income tax is calculated in accordance with International Accounting Standards No.12, "Income Taxes" (revised 1996), issued by the International Accounting Standards Committee (IASC).

2.10 Foreign Currency Transactions

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates.

Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates, respectively, as determined by the Bank of Thailand. Such gains or losses are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of subsidiary companies are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of overseas jointly controlled entities are translated into Baht using average buying and selling rates determined by the Bank of Thailand at year-end, where as the income statement is translated using average exchange rate during the period. Differences from such translation have been shown under the caption of "Currency Translation Differences" in shareholders' equity.

2.11 Income Taxes

The Company's expenditures and revenues for tax purposes comprise of :

- Current period's tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532, the Revenue Code, and income tax in the Union of Myanmar
- Deferred income taxes, which are calculated as disclosed in Note 2.9.

2.12 Reserve for Expansion

The Company sets aside a reserve for expansion for the purpose of investing in new exploration-phase projects, which are generally susceptible to high risk, and for the purpose of finding additional petroleum reserves. The reserve for expansion is set aside at the rate of 35% of the net income from exploration and production activities.

2.13 Provident Fund

The Company established a provident fund under the name of "Employee of PTTEP Registered Provident Fund". The Company contributes to the fund on a monthly basis at a rate of 15 % of its employees'salaries.

2.14 Basic earnings per share

In 2001 diluted earnings per share is determined by dividing the net earnings for the year by the total of weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares the Company may have to issue for conversion of all dilutive equivalents (warrants) to ordinary shares. However, since the exercise price of warrants as at 31 December 2001 is higher than their fair value, there is no effect on the calculation of diluted earnings per share.

2.15 Cash and cash equivalents

Cash and cash equivalents as presented in the Cash Flows Statement are defined as cash and cash at banks or financial institutions with maturities of 3 months or less.

3. Change in Accounting Policy

In 2001 the Company has changed its accounting policy for its investment in Taninthayi Pipeline Company LLC, a related company, from the cost method to the equity method in the financial statements of the Company and apply the proportionate consolidation method for the consolidated financial statements. The Company also changed from the equity method to the proportionate consolidation method in the consolidated financial statements for Moattama Gas Transportation Company because the Company has joint control over both companies, in the form of joint ventures. In changing this accounting policy, the Company had to restate the previous year's financial statements, presented herein for comparative purposes, as though the investments in Taninthayi Pipeline Company LLC and the consolidation of the financial statements of Moattama Gas Transportation Company and Taninthayi Pipeline Company LLC were originally in compliance with the new accounting policy. As a result of the adjustment, the retained earnings of 2000 decreased Baht 190.89 million. Net income and earnings per share for the year ended December 31, 2000 decreased Million 231.68 Baht and 0.35 Baht , respectively.

4. Cash and cash equivalents

Cash and cash equivalents comprised of :

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Cash on hand and at banks	2,693.10	427.41	1,992.75	248.88
Short-term investments	12,515.62	16,099.17	5,857.51	9,105.82
Total	15,208.72	16,526.58	7,850.26	9,354.70

Short-term investments comprised of :

	Consolidated			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed Deposits at Bank	-	-	10,317.41	2.50 – 6.27%
Treasury Bills	12,515.62	2.00 – 3.42%	5,781.76	5.62 – 6.16%
Total	12,515.62		16,099.17	

	The Company			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Fixed Deposits at Bank	-	-	4,822.39	2.50 – 6.02%
Treasury Bills	5,857.51	2.00 – 3.42%	4,283.43	5.62 - 6.16%
Total	5,857.51		9,105.82	

5. Accounts Receivables - Trade

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
PTT Public Company Limited	2,877.03	2,793.62	1,942.80	2,099.90
Electricity Generating				
Authority of Thailand	47.06	71.83	47.06	71.83
Others	11.07	-	3.36	-
Total	2,935.16	2,865.45	1,993.22	2,171.73

6. Materials and Supplies – Net

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Materials and supplies-at cost	972.17	598.71	835.09	486.63
Provision for obsolescence	(31.78)	(31.78)	(31.78)	(31.78)
Materials and supplies-net	940.39	566.93	803.31	454.85

7. Investments and Loans to Related Parties

7.1 Investments accounted for under equity method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			2001	2000	2001	2000	Cost Method		Equity Method		For the year 2001	For the year 2000
							2001	2000	2001	2000		
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	19,400	16,400	PTTEP 100 %	PTTEP 100 %	19,000	16,400	15,293.19	10,135.03	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	1.51	-	-
PTTEPO	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	1,442.69	249.82	-	-
							Total		16,735.97	10,386.36	-	-
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	513.60	108.00	-	-
PTTEPKV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(69.37)	(12.79)	-	-
PTTEPSV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(43.52)	(8.80)	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810 (Baht)	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,458.53	1,376.07	-	-
New Links*	Petroleum	Shareholding	44.27	-	PTTEPO 40 %	-	9,889.56	-	9,889.56	-	-	-
							รวม		11,348.09	1,376.07		

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			2001	2000	2001	2000	Cost Method		Equity Method		For the year 2001	For the year 2000
							2001	2000	2001	2000		
Jointly Controlled Entities												
			(Baht)	(Baht)			(Baht)	(Baht)	(Baht)	(Baht)		
CPOC*	Petroleum	Shareholding	19.8	19.8	PTTEPI 50 %	PTTEPI 50 %	9.90	9.90	9.90	9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,438.83	(352.11)	-	-
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(509.95)	(452.77)	-	-

*PTTEPI : PTTEP International Company Limited
PTTEPO : PTTEP Offshore Investment Company Limited
PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited

CPOC : Carigali - PTTEPI Operating Company Sdn Bhd.
MGTC : Moattama Gas Transportation Company
TOP : Thai Oil Power Company Limited
New Links : New Links Energy Resources Limited
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.44% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

On December 11, 2001 PTTEPO acquired investment in New Links with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 3,340.94 Million and will be amortized under the unit of production method based on New Links' remaining reserves as at acquisition date. The amortized amount include in share of profit (loss) from investment accounted for under equity method.

PTTEPI acquired investment in Thai Oil Power Co., Ltd (TOP) with the excess of the cost of an acquisition over the fair value of net assets in proportion to the interest held by the Company. Such difference amounted to Baht 448.55 Million and will be amortized based on the remaining period of 24 years of the Electricity Sale Contract which TOP entered into with its customer. The amortized amounted Baht 18.69 Million during year 2001 includes in share of profit (loss) from investment accounted for under equity method.

7.2 Investments in jointly controlled entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

	2001	2000
Balance at beginning of the year	(804.88)	(776.25)
Income from operations after income tax	1,733.76	(28.63)
Balance at year-end	928.88	(804.88)

The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities, together with similar items, under separate headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of Business and Country	Percentage shareholding 2001	Percentage shareholding 2000
Carigali – PTTEPI Operating Company Sdn. Bhd. (CPOC)	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC (TPC)	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	2001	2000	2001	2000
Balance Sheets:				
Current assets	593.21	381.92	322.86	47.47
Fixed Assets	5,504.38	5,669.19	2,182.27	2,192.71
Current liabilities	(102.79)	(26.54)	(689.04)	(481.99)
Other liabilities	(4,756.05)	(6,476.85)	(2,068.40)	(1,947.47)
Assets (liabilities) net	1,238.75	(452.28)	(252.31)	(189.28)

(Unit : Million Baht)

	MGTC		TPC	
	2001	2000	2001	2000
Statements of Income:				
Revenues	2,417.06	682.11	345.97	81.44
Expenses	(307.74)	(310.53)	(339.97)	(219.38)
Income (loss) before income taxes	2,109.32	371.58	6.00	(137.94)
Income taxs	(318.38)	(137.96)	(62.83)	(38.13)
Net income (loss)	1,790.94	233.62	(56.83)	(176.07)

7.3 Loans to related parties

	The Company			
	2001		2000	
	Million Baht	Interest rate	Million Baht	Interest rate
Subsidiary Company – PTTEPI	3,943.36	2.6975-7.86%	3,897.98	6.50-8.53%

During the period there are repayment of principal and interest amounted Baht 4.39 million and Baht 268.23 million, respectively.

8. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2001 and 2000 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Parent Company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	27,165.74	21,046.54	21,681.14	19,281.51
Compensation for waiving the right of carry forward gas	308.97	-	308.97	-
Prepaid compensation for waiving the right of carry forward gas	74.58	-	74.58	-
Prepaid incentive gas sale	13.06	-	13.06	-
Interest Income from deferred income	35.73	-	-	-
Revenue from rental (market price)	18.37	5.68	18.37	5.68
Subsidiary Company				
Interest income	-	-	254.37	335.10
Other revenues	-	-	89.74	75.83

9. Property, Plant and Equipment – Net

(Unit : Million Baht)

Consolidated

	Oil and Gas Properties	Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2000	50,934.82	912.95	1,648.58	53,496.35
Increase during the year	6,641.63	77.29	147.93	6,866.85
Decrease during the year	(192.25)	(3.81)	(86.44)	(282.50)
Currency translation difference	185.15	-	-	185.15
Balance as at December 31, 2001	61,035.96	986.43	1,710.07	60,265.85
Accumulated depreciation				
Balance as at December 31, 2000	(11,356.01)	(232.26)	(849.89)	(12,438.16)
Decrease during the year	-	-	73.08	73.08
Depreciation for the year	(3,194.63)	(53.24)	(83.80)	(3,331.67)
Currency translation difference	(59.45)	-	-	(59.45)
Balance as at December 31,2001	(14,610.09)	(285.50)	(860.61)	(15,756.20)
Net book value as at December 31, 2000	39,578.81	680.69	798.69	41,058.19
Net book value as at December 31, 2001	42,959.26	700.93	849.46	44,509.65

Depreciation included in 2000 Income statement	Baht	3,176.47	Million
Depreciation included in 2001 Income statement	Baht	3,331.67	Million

(Unit : Million Baht)

The Company

	Oil and Gas Properties	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2000	34,347.50	665.87	1,032.15	36,045.52
Increase during the year	6,571.29	15.99	141.90	6,729.18
Decrease during the year	(21.22)	(3.77)	(76.01)	(101.00)
Balance as at December 31, 2001	40,897.57	678.09	1,098.04	42,673.70

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties	Buildings and Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2000	(10,258.72)	(210.80)	(801.80)	(11,271.32)
Decrease during the year	-	-	72.60	72.60
Depreciation for the year	(2,717.63)	(40.77)	(75.79)	(2,834.19)
Balance as at December 31, 2001	(12,976.35)	(251.57)	(804.99)	(14,032.91)
Net book value as at December 31, 2000	24,088.78	455.07	230.35	24,774.20
Net book value as at December 31, 2001	27,921.22	426.52	293.05	28,640.79

Depreciation included in 2000 Income statement	Baht	2,810.05	Million
Depreciation included in 2001 Income statement	Baht	2,834.19	Million

10. Income Taxes

10.1 Deferred income taxes

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Deferred tax assets				
Income tax under Revenue Code	607.57	629.63	-	-
Total	607.57	629.63	-	-
Deferred tax liabilities				
Petroleum income tax	6,806.45	5,501.21	6,802.07	5,480.82
Income tax under Revenue Code	-	-	-	-
Income tax in the Union of Myanmar	702.67	463.47	-	-
Total	7,509.12	5,964.68	6,802.07	5,480.82

10.2 Income taxes

Income taxes for the years ended December 31, 2001 and 2000 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Petroleum income tax				
Current tax expenses	3,894.30	3,541.29	3,894.30	3,490.35
Deferred tax expenses	1,305.24	360.51	1,321.25	358.84
Total	5,199.54	3,901.80	5,215.55	3,849.19
Income tax under Revenue Code				
Current tax expenses	75.44	187.45	75.44	187.45
Deferred tax expenses	22.06	(32.46)	-	-
Total	97.50	154.99	75.44	187.45
Income tax in the Union of Myanmar				
Current tax expenses	206.66	-	-	-
Deferred tax expenses	230.07	176.08	-	-
Total	436.73	176.08	-	-
Total income taxes	5,733.77	4,232.87	5,290.99	4,036.64

	Tax Rate
Petroleum income tax on petroleum business in Thailand Pursuant to Petroleum Income Tax Act B.E. 2514	50%
Income tax under Revenue Code	30%
Income tax in the Union of Myanmar	30%

11. Prepaid Expenses

PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 15 is recognized. Prepaid expenses comprised :

(Unit : Million Baht)

	Consolidated	
	2001	2000
Petroleum royalty to the government of the Union of Myanmar	505.94	208.26

12. Current portion of long - term loans

Current portion of long - term loans comprised of :

	Consolidated and The Company			
	20001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,217.98	71.60	3,110.28
Unsecured and Unsubordinated	-	4,000.00	-	-
Total	50.00	6,217.98	43.20	3,110.28

13. Long-term Loans

	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Foreign loans	50.00	2,217.98	114.80	4,986.87
Less Current portion of long-term loans	(50.00)	(2,217.98)	(71.60)	(3,110.28)
	-	-	43.20	1,876.59

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every nine months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

14. Bonds

	Consolidated			
	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and Unsubordinated	393.28	17,440.40	393.28	17,077.43
Unsecured and Unsubordinated	-	4,000.00	-	4,000.00
Less Current portion of long-term loans	-	(4,000.00)	-	-
Total	393.28	17,440.40	393.28	21,077.43

	The Company			
	2001		2000	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and Unsubordinated	393.28	8,573.72	193.28	8,395.89
Unsecured and Unsubordinated	-	4,000.00	-	4,000.00
Less Current portion of long-term loans	-	(4,000.00)	-	-
Total	393.28	8,573.72	193.28	12,395.89

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years (i.e. to be redeemed on September 19, 2007). On the date of the bond issuance, PTTEP entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 4,000,000 unsecured unsubordinated debentures with a face value of Baht 1,000 each, totaling Baht 4,000 million. The debentures bear interest at a rate of 6.5% per annum, payable every six months on August 1 and February 1 of each year, and mature in 3 years, to be redeemed on February 1, 2002 which is already paid.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

15. Deferred Income

Deferred income arises from PTTEPI received advance payments from PTT Public Company Limited (PTT), its parent company, for natural gas and MGTC and TPC received advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at December 31, 2001 and 2000 comprised:

(Unit: Million Baht)

	Consolidated	
	2001	2000
Deferred income for the year 1998	408.90	449.66
Deferred income for the year 1999	2,412.44	2,408.17
Deferred income for the year 2000	3,418.48	-
Deferred income for the year 2001	576.25	-
Total	6,816.07	2,857.83

16. Share Capital

The Company's registered capital consists of 654.4 million ordinary shares at Baht 5 each, or a total of Baht 3,272 million. Of this, 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million, have been paid up. The difference of 2.4 million shares represents those shares set aside for the exercise of warrants to purchase ordinary shares by employees. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively.

	31 December 2001	1 December 2000
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

On 14 September and 14 December 2001, the exercise dates, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at 31 December 2001.

17. Other Revenues

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Revenues from related party	-	-	89.74	75.83
Revenues from petroleum business services	5.96	10.90	-	-
Rental income	26.30	26.24	26.30	26.24
Gain on disposal of assets	225.36	160.55	6.08	1.26
Others	44.57	16.75	32.11	16.74
Total	302.19	214.44	154.23	120.07

18. Gain (Loss) on Foreign Exchange

(Unit : Million Baht)

	Consolidated		The Company	
	2001	2000	2001	2000
Realized gain on foreign exchange	253.98	696.93	114.52	522.22
Unrealized (loss) on foreign exchange	(399.28)	(1,669.16)	(312.99)	(1,506.36)
Total	(145.30)	(972.23)	(198.47)	(984.14)

19. Joint Ventures

PTTEP's joint ventures

Project	Operator	Company's interest 2001	Company's interest 2000
Unocal 3	Unocal Thailand Ltd.	5	5
E 5	ExxonMobil Exploratin and Production Korat Inc.	20	20
E 5 – North	Amerada Hess (Thailand) Limited	20	-
S 1	Thai Shell Exploration and Production Co., Ltd.	25	25
Bongkot	PTT Exploration and Production PCL.	44.4445	44.4445
Pailin (B12/27)	Unocal Thailand Ltd.	45	45
Arthit	PTT Exploration and Production PCL.	80	80

PTTEPI's joint ventures

Project	Operator	Company's interest 2001	Company's interest 2000
Yetagun	Premier Petroleum Myanmar Limited	14.1667	14.1667
W 7/38	Kerr-McGee (Thailand) Limited	15	15
Yadana	TotalFinaElf E&P Myanmar	25.50	25.50
M 8	TotalFinaElf E&P Myanmar	-	30
46,50,51	FINA Exploration Minh Hai B.V.	-	30
B 13/38	PTTEP International Ltd.	44.4445	44.4445
JDA (B-17 and C-19)	Carigali – PTTEPI Operating Company Sendirian Berhad	50	50

PTTEPKV's joint venture

Project	Operator	Company's interest 2001	2000
B and 48/95	Unocal Vietnam Exploration, Ltd.	10	10

PTTEPSV's joint venture

Project	Operator	Company's interest 2001	2000
52/97	Unocal Southwest Vietnam Exploration Company & Production, Ltd.	10	10

The changes of joint venture interest during the year are :

PTTEP signed an agreement for the participation interest in Petroleum Exploration Block E-5 North of Petroleum Concession No. 2/2522/17 with Amerada Hess (Thailand) Limited with interest of 20% .

PTTEPI transferred all of its interests in Block 46 to Lundin Vietnam Limited, Petronas Carigali Overseas Sdn Bhd and PetroVietnam Exploration and Production and also relinquished Blocks 50 and 51 to PetroVietnam.

PTTEPI relinquished Blocks M 8 to the government of the Union of Myanmar.

20. Proposed Dividend

On April 27, 2001, the Annual General Meeting of the shareholders approved payment of a dividend of 3.00 Baht per share to the Company's shareholders for the year 2000.

The Company has estimated the dividend to its shareholders for the year 2001 at Baht 3,912 million, representing a dividend of 6.00 Baht per share for a total of 652 million shares. This dividend will be paid upon approval by the Annual General Meeting of shareholders.

21 Disclosure of Financial instruments

Foreign currency risk

The Company and its subsidiaries have loans and bonds in foreign currency incurred from raising funds in foreign financial markets. They have a policy to manage the foreign currency risk consequently arising from changes in currency exchange rates by utilizing financial instruments such as currency swap agreements and forward exchange contracts, as discussed in Note 14.

Interest rate risk

The Company and its subsidiaries are aware of the interest rate risk pertaining to financial assets and liabilities which arises from the movements in market interest rates and will affect the operating results of the Company and its subsidiaries both in the current and future periods. Therefore, in order to hedge this interest rate risk, the Company and its subsidiaries have a policy of good management of assets and liabilities by which the structure and features of transactions in assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 14.

Fair value of financial instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

(Unit : Million Baht)

	As of December 31, 2001	
	Carrying amount	Fair value
Unsecured and Unsubordinated Yen 23 billion	7,873.03	8,478.83
Cross currency interest and principal swaps	(870.13)	(892.14)
Unsecured and Unsubordinated USD 200 million	9,040.60	9,885.61

22. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at December 31, 2001, the Company had contingent liabilities which are letters of guarantee amounting to Baht 20.20 million in the financial statements of the Company and Baht 40.86 million in the consolidated financial statements.

23. Post balance sheet event

On January 29, 2002 The Company incorporated 2 subsidiary companies, PTTEP Hoan Vu Co., Ltd. (PTTEP HV) and PTTEP Hoang Long Co., Ltd. (PTTEP HL) under Cayman Islands law. Each company is registered with 50,000 shares at 1 USD per share each, totaling USD 50,000. They are wholly owned by PTTEPO.

On February 13, 2002 PTTEP HV and PTTEP HL signed a Farmout Agreement with SOCO Vietnam Ltd. (an affiliate of SOCO International Plc., an upstream oil and gas company listed in London Stock Exchange) to participate in exploration projects Block 9-2 and 16-1, located offshore southeast of Vung Tau City, Vietnam with 25% and 15% interest respectively. The agreement will become fully effective upon receiving approvals from Petrovietnam and the Vietnamese government.

24. Presentation of financial statements

The Company presents financial statements for the year ended December 31, 2000 in compliance with notification of Department of Commercial Registration dated September 14, 2001 under the third paragraph of section 11 of Accounting Act B.E. 2543 which do not effect reported net income or shareholder's equity excepted those discussed in Note 3.
